Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart_gregg@allianzlife.com
www.allianzlife.com

August 3, 2010

Ms. Sally Samuel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:    Allianz Life and Annuity Company
          Registration Statement No. 333-144584

Dear Ms. Samuel:

On July 13, 2007, the above-referenced Registration Statement was filed via Edgar on Form S-1. The purpose of this filing was to register a Contingent Individual Deferred Fixed Annuity Contract pursuant to the 1933 Act.

We are hereby requesting withdrawal of the previously accepted Registration Statement, to include all pre-effective amendments, under Form Type RW and pursuant to Rule 477. The purpose of the withdrawal is that we intend to update and revise the previously filed registration statement and file the product with a different Registrant.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life and Annuity Company

/s/ Stewart Gregg
By:  _________________________________
            Stewart D. Gregg